19003348

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 05 2019 Washington DC 413

SEC FILE NUMBER
8-68913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waypoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1390 Amagh Lane
(No. and Street)

Sun Prairie	WI	53590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Holder (918) 633-2647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briscoe, Burke & Grigsby
(Name – *if individual, state last, first, middle name*)

4120 East 51st Street	Tulsa	OK	74135
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven Sprindis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waypoint Securities, LLC, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAYPOINT SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2018

WAYPOINT SECURITIES, LLC

Table of Contents

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Waypoint Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waypoint Securities, LLC as of December 31, 2018, the related statements of operations and changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Waypoint Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Waypoint Securities, LLC's management. Our responsibility is to express an opinion on Waypoint Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Waypoint Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - The Computation of Net Capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), Schedule II – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) has been subjected to audit procedures performed in conjunction with the audit of Waypoint Securities, LLC's financial statements. The supplemental information is the responsibility of Waypoint Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Briscoe, Burke & Grigsby LLP

We have served as Waypoint Securities, LLC's auditor since 2016.

Tulsa, Oklahoma

February 22, 2019

WAYPOINT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash	$ 17,358
Total current assets	17,358
Total Assets	$ 17,358
LIABILITIES & MEMBERS' EQUITY	
MEMBERS' EQUITY	17,358
Total Liabilities and members' equity	$ 17,358

WAYPOINT SECURITIES, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE	$ 25,000
EXPENSES	33,356
NET LOSS	(8,356)
BEGINNING MEMBERS' EQUITY	25,714
ENDING MEMBERS' EQUITY	$ 17,358

WAYPOINT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ (8,356)
Adjustments to reconcile net loss to net cash provided by operations	
Accounts payable - related party	(2,451)
NET CASH USED IN OPERATING ACTIVITIES	(10,807)
NET DECREASE IN CASH	(10,807)
CASH, BEGINNING OF YEAR	28,165
CASH, END OF YEAR	$ 17,358

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

Waypoint Securities, LLC (the Company), a Delaware limited liability company, was organized in April, 2012. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, in connection with its activities as a broker/dealer provides investment banking services and sells corporate securities for private placement offerings.

Limited Liability Company

Under the provisions of the operating agreement, the owners (members) are not personally liable for any debts, liabilities or obligations of the Company beyond their equity, except as expressly set forth in the operating agreement.

Revenue recognition

The Company has adopted ASC 606. Pursuant to ASC 606, the Company's core principle for revenue recognition is to depict the transfer of the promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company recognizes revenue when it satisfies its obligations under a contract by closing private placement transactions or when serving as a financial advisor for a closed transaction.

Income taxes

Waypoint Securities, LLC has elected to be treated as a partnership for federal income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings as determined by the operating agreement.

The Financial Accounting Standards Board has issued guidance on accounting for uncertainty in income taxes. The Company has adopted this guidance. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

Use of accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Concentrations

In 2018, the Company received 100.0 % of its revenues from one customer.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company met both requirements (see Schedule I in the Supplementary Information for calculation).

NOTE C - REGULATORY PROVISIONS

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements or provide information relating to the possession and control requirements under Rule 15c3-3.

NOTE D - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and their related disclosures through the audit report date which coincides with the financial statement issuance date and identified no such events.

SUPPLEMENTARY INFORMATION

WAYPOINT SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Total members' equity qualified for net capital from the Statement of Financial Condition	$ 17,358
Less: Total nonallowable assets	$ -
Net Capital	$ 17,358
Aggregate indebtedness from the Statement of Financial Condition	$ -
Basic net capital requirements	$ 5,000
Ratio: aggregate indebtedness to net capital	0.0%

WAYPOINT SECURITIES, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Waypoint Securities, LLC operates pursuant to the Section (k)(2)(i) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Waypoint Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Waypoint Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Waypoint Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i), (the "exemption provisions") and (2) Waypoint Securities, LLC stated that Waypoint Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Waypoint Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waypoint Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, Oklahoma
February 22, 2019

WAYPOINT SECURITIES, LLC
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2018

We, as members of management of Waypoint Securities LLC (the Company) are responsible for complying with 17 C.F.R. 240.l7a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the company's compliance with the requirements of 7 C.F.R. 240.l 7a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "exemption provisions).

Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R. 15c3-3(k) under which the Company claimed an3 exemption from 17 C.F.R. 240 15c3-3(k)(2)(i)

2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.l 5c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Steven G. Sprindis
General Securities Principal